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Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges
(Amounts in thousands)

	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Earnings (loss):
Income (loss) before equity in income of unconsolidated affiliate and income tax expense	$371,766	$77,220	$(1,077,601)	$205,000	$120,868
Add: Fixed charges from below	156,852	289,374	564,614	617,504	430,384

Total earnings (loss) before equity in income of unconsolidated affiliate, income tax expense and fixed charges	$528,618	$366,594	$(512,987)	$822,504	$551,252
Fixed charges:
Interest expense	$156,852	$289,374	$564,614	$617,504	$430,384

Total fixed charges	$156,852	$289,374	$564,614	$617,504	$430,384
Ratio of earnings to fixed charges	3.4x	1.3x	*	1.3x	1.3x

*
Losses exceeded fixed charges by approximately $513.0 million for the year ended December 31, 2008. The coverage deficiency for total fixed charges for the year ended December 31, 2008 was $1,077.6 million to arrive at a one-to-one ratio.

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  Exhibit 12.1
Computation of Ratios of Earnings to Fixed Charges (Amounts in thousands)